8th March 2024
Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549	BP p.l.c. 1 St James’s Square London SW1Y 4PD United Kingdom Main: +44 (0) 207 496 4000

Re:     Notice of disclosure pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, included in Annual Report and Form 20-F for the year ended 31 December 2023 of BP p.l.c.

Dear Sirs:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that BP p.l.c. has made disclosure pursuant to those provisions in its Annual Report and Form 20-F for the year ended 31 December 2023, which was filed with the Securities and Exchange Commission on 8 March 2024.

Sincerely,

BP p.l.c.

By:     /s/ Michael Sosso
Name:    Michael Sosso
Title:     Executive Vice President, Legal

Registered in England and Wales: No. 102498 Registered Office: 1 St James’s Square London SW1Y 4PD